Expense Sharing Agreement


         Expense Sharing Agreement, dated as of July 12, 2005, as amended as of March 10, 2006, by and among Pioneer Independence Fund, a Delaware statutory trust (the "Fund"), on behalf of its Class P shares (the "Class P Shares"), Pioneer Independence Plans (the "Plans"), a periodic investment plan sponsored by Pioneer Funds Distributor, Inc., and Pioneer Funds Distributor, Inc. ("PFD").

         The Fund is entering into this Agreement on behalf of its Class P Shares and this Agreement relates solely to the Class P Shares.

         Whereas, the Plans are the principal shareholders of the Fund's Class P Shares.

         Whereas, the Plans incur certain expenses which, except as a consequence of the arrangement reflected in this Agreement, would need to be funded by redeeming Class P Shares of the Fund.

         Whereas, the arrangements reflected in this Agreement have been in effect since the organization of the Fund but prior to this Agreement had not been committed to a written agreement.

         Whereas, the Fund and the Plans now desire to incorporate the historical expense sharing agreement with respect to the Class P Shares into a written document.

         Now therefore, the Fund and the Plans agree as follows:

Section 1. In consideration of the Plans acting as the primary means of distributing Class P Shares of the Fund, the Fund agrees to pay all of the ordinary operating expenses of the Plans as and when incurred. Without limiting the generality of the foregoing, the expenses of the Plans to be paid by the Fund include, but are not limited to, fees and expenses of the Plans' custodian and transfer agent, printing fees and professional fees incurred by the Plans, including legal and accounting fees. All expenses paid by the Fund pursuant to this Agreement shall be borne by the Fund's Class P shares and no other classes of the Fund.

Section 2. The Plans shall not agree to any modification of the fees payable to the Plans' custodian or transfer agent without the prior approval of the Board of Trustees of the Fund, including a majority of the members of the Board of Trustees of the Fund who are not affiliated with Pioneer Investment Management, Inc. or any of its affiliates.

Section 3. PFD shall provide such reports regarding the expenses of the Plans to be paid by the Fund as the Board of Trustees of the Fund may request. At a minimum, in connection with the preparation of the annual and semi-annual financial statements of the Fund, PFD shall cause the expenses of the Plans paid by the Fund to be separately itemized and reported to the Board.

Section 4. The payment by the Fund of expenses incurred by the Plans since inception of the Plans and the Fund as itemized on Exhibit A attached hereto are ratified.

Section 5. The expense sharing arrangements provided for by this Agreement may be terminated at any time by the Fund.

Section 6. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

                              PIONEER INDEPENDENCE FUND


                              By: /s/ Vincent Nave
                              Name:   Vincent Nave
                              Title:  Treasurer



                              PIONEER INDEPENDENCE PLANS,
                              By Pioneer Funds Distributor, Inc., as
                              Sponsor


                              By: /s/ Dorothy E. Bourassa
                              Name:   Dorothy E. Bourassa
                              Title:  Clerk

                            PIONEER FUNDS DISTRIBUTOR, INC.


                              By: /s/ Dorothy E. Bourassa
                              Name:   Dorothy E. Bourassa
                              Title:  Clerk

                                       2